Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-259605

BLACKROCK MUNICIPAL INCOME TRUST

Supplement dated September 29, 2022 to the

Prospectus, dated March 17, 2022, and the Prospectus Supplement dated July 18, 2022

This supplement amends certain information in the Prospectus, dated March 17, 2022, as supplemented on July 18, 2022, of BlackRock Municipal Income Trust (the “Trust”). Unless otherwise indicated, all information included in the Prospectus that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meanings as in the Prospectus.

The following changes are made to the Trust’s Prospectus:

The section of the Prospectus entitled “Management of the Trust — Portfolio Managers” is deleted in its entirety and replaced with the following:

Portfolio Managers

The members of the portfolio management team who are primarily responsible for the day-to-day management of the Trust’s portfolio are as follows:

Theodore R. Jaeckel, Jr., CFA, Managing Director of BlackRock, Inc., is Co-Head of the Municipal Funds team within the Municipal Fixed Income business within BlackRock’s Portfolio Management Group. He is also a member of BlackRock’s Municipal Bond Operating Committee, which oversees all municipal bond portfolio management, research and trading activities. Mr. Jaeckel’s service with BlackRock, Inc. dates back to 1991, including his years with MLIM. At MLIM, he was a portfolio manager for municipal bond alternative and high yield strategies. Prior to joining MLIM, Mr. Jaeckel was a municipal bond trader with Chemical Bank. Mr. Jaeckel earned a BA degree in history from Hamilton College in 1981. On or about March 1, 2023, Mr. Jaeckel will retire from BlackRock, Inc., and will no longer serve as a portfolio manager of the Trust.

Walter O’Connor, CFA, Managing Director of BlackRock, Inc., is Co-Head of the Municipal Funds team within the Municipal Fixed Income business within BlackRock’s Portfolio Management Group. He is also a member of the Municipal Bond Operating Committee, which oversees all municipal bond portfolio management, research and trading activities Mr. O’Connor’s service with BlackRock, Inc. dates back to 1991, including his years with MLIM. At MLIM, he was a portfolio manager for municipal bond retail mutual funds. Prior to joining MLIM, Mr. O’Connor was with Prudential Securities, where he was involved in trading, underwriting, and arbitrage for municipal securities and financial futures. Mr. O’Connor earned a BA degree in finance and philosophy from the University of Notre Dame in 1984.

Michael Perilli, CFA, Director of BlackRock, Inc., is a Portfolio Manager for the Municipal Fixed Income business within BlackRock’s Portfolio Management Group. Prior to assuming his current role in 2014, Mr. Perilli was a member of BlackRock’s Municipal Private Client trading desk. From 2008 to 2011, he was a member of BlackRock’s Shareholder Services team. Mr. Perilli earned a BS degree in accounting from The College of New Jersey.

Christian Romaglino, CFA, Director of BlackRock, Inc., is a Portfolio Manager for the Municipal Fixed Income business within BlackRock’s Portfolio Management Group. Prior to joining BlackRock, Inc. in 2017, Mr. Romaglino was a Portfolio Manager at Brown Brothers Harriman focusing on a diverse set of institutional mandates and high net worth SMAs. Mr. Romaglino also held various trading and portfolio construction positions at Brown Brothers Harriman across several taxable fixed income sectors prior to 2010 when he transitioned to Municipals. Mr. Romaglino earned a BS degree in Industrial Engineering from Lehigh University.

The SAI provides additional information about each portfolio manager’s compensation, other accounts managed by the portfolio management team and the ownership of the Trust’s securities by each portfolio manager.

Shareholders should retain this Supplement for future reference.